UNITED STATES                   OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-0058
                         Washington, D.C. 20549         Expires: March 31, 2006
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                                                              SEC FILE NUMBER
                                                                 001-16349

                              FORM 12b-25                       CUSIP NUMBER
                                                                 46147M108
                      NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

             For Period Ended: March 31, 2004
                               -----------------------
             |_|  Transition Report on Form 10-K
             |_|  Transition Report on Form 20-F
             |_|  Transition Report on Form 11-K
             |_|  Transition Report on Form 10-Q
             |_|  Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             -----------------------------------

  Read instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

INVESTORS CAPITAL HOLDINGS, LTD.
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Former Name if Applicable

230 Broadway
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Address of Principal Executive Officer (Street and Number)

Lynnfield, Massachusetts   01940
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      |(a) The reason described in reasonable detail in Part III of this form
      |    could not be eliminated without unreasonable effort or expense
      |
      |(b) The subject annual report, semi-annual report, transition report on
  |X| |    Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
      |    thereof, will be filed on or before the fifteenth calendar day
      |    following the prescribed due date; or the subject quarterly report or
      |    transition report on Form 10-Q, or portion thereof, will be filed on
      |    or before the fifth calendar day following the prescribed due date;
      |    and;
      |
      |(c) The accountant's statement or other exhibit required by Rule
      |    12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if Needed)

The Registrant was unable to timely file its Annual Report on Form 10-K for the fiscal year ended March 31, 2004 due to delays the Registrant experienced in properly complying with new disclosure rules and in properly formatting certain financial data necessary to ensure accurate reporting and ease of readability of the information contained in the Annual Report. The Registrant filed the Annual Report 10-K with the Securities and Exchange Commission on June 30, 2004 at 9:00 a.m. within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.


                  Persons who are to respond to the collection of information SEC 1344 (07-03) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
          THOMAS J. LIRO                781                593-8565
     ---------------------------    -----------       ------------------
               (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                  Yes |X|   No | |

    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         Yes | |   No |X|
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                         INVESTORS CAPITAL HOLDINGS, LTD
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 2004                         By /s/ Theodore E. Charles, Chairman
                                                   -----------------------------
                                                   Theodore E. Charles, Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


____________________________________ATTENTION___________________________________

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T(232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).


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